                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2003


                            AETERNA LABORATORIES INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F            Form 40-F    X
                            -----                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                        Yes                     No   X
                            -----                  -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----



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                                 DOCUMENTS INDEX




DOCUMENTS DESCRIPTION

--------------------------------------------------------------------------------
1.             AEterna's Interim Report 2003 - First Quarter (Q1)

--------------------------------------------------------------------------------




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MESSAGE TO SHAREHOLDERS


Dear Shareholders:

With the recent acquisition of our new German subsidiary, Zentaris, we have reached an important crossroad in our corporate development. Zentaris has enabled us to diversify our product portfolio and to welcome qualified scientists and seasoned management personnel to our highly experienced team. With the arrival of Dr. Jurgen Engel as Executive Vice President, R&D, and Chief Operating Officer, we are able to benefit from his vast international experience of more than 25 years in oncology and endocrinology. Dr. Engel has directed numerous research projects in the development of pharmaceutical products, and has succeeded in leading a number of them through the full cycle, obtaining regulatory approval and bringing them to the marketplace.



Our revenues for this quarter rose by more than 60%. This increase comes mainly from our biopharmaceutical segment which reflects our ability to quickly and successfully integrate our new subsidiary Zentaris, acquired last December only. We are benefiting from our expanded portfolio which is generating significant revenues from both new strategic partnerships, as well as sales of Cetrotide(R) for IN VITRO fertilization. At the clinical level, our ongoing Neovastat Phase III trial in kidney cancer will be completed in the months ahead and positive results could translate into a major breakthrough for AEterna as the first company to market an angiogenesis inhibitor for the treatment of cancer.



This first quarter has also allowed us to close convertible term loans of $25 million with two strategic long-time partners and to settle the $40 million balance of purchase price of Zentaris with Degussa AG. AEterna has a solid financial position with more than $52 million in cash.

HIGHLIGHTS

- Consolidated revenues for the first quarter ended March 31, 2003 were $40.8 million with a net loss of $4.8 million, or $0.12 per share, compared to revenues of $25.3 million, and a net loss of $5.7 million, or $0.17 per share, for the same period in 2002. Increased revenues from Zentaris products and continued growth from the other subsidiary, Atrium, contributed to the decrease of loss per share.

- Agreement for marketing Neovastat in Korea with LG Life Sciences. The agreement provides AEterna with upfront and milestone payments, as well as a return on manufacturing and sales of Neovastat. This partnership also extends AEterna's coverage for Neovastat to 50% of the oncology world market and allows the Company to surpass the $50 million mark in milestone payments.

- Agreement with German Remedies Limited to sell Impavido(R), the first oral treatment for black fever, in India and Bangladesh.

- Significant milestone payment from Baxter Healthcare S.A. for D-63153 for prostate cancer.


CORPORATE GOVERNANCE

Gilles Gagnon, President and Chief Operating Officer, was promoted President and Chief Executive Officer of the Company, while Dr. Eric Dupont, remains the Company's Executive Chairman of the Board, which now has six external and three internal members.


OUTLOOK

The progress made during the past few months allows us to look towards the remainder of the current year with enthusiasm. Our financial situation is solid, integration of Zentaris is generating significant revenue, and the Phase III clinical trial of Neovastat in kidney cancer, which will be completed in a few months, might enable us to inaugurate a new class of drugs against cancer. Everything appears to be ready to allow AEterna to position itself as an international biopharmaceutical company in the development of innovative therapies in oncology and endocrinology.



[SIGNATURE]

Gilles R. Gagnon, MSc, MBA
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

The following analysis explains the variations in the Company's results of operations, financial condition and cash flow. It provides an update to the discussion and analysis contained in our Annual Report of 2002. This discussion and analysis should be read in conjunction with the information contained in AEterna Laboratories Inc.'s interim consolidated financial statements and related notes for the three-month periods ended March 31, 2003 and 2002. All figures are in Canadian dollars.

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies are disclosed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the annual consolidated financial statements contained in our 2002 Annual Report. Our financial statements are prepared in accordance with the Canadian Generally Accepted Accounting Principles (GAAP) and access to a summary of differences between Canadian and US GAAP is possible by consulting note 20 of our annual 2002 financial statements.

RESULTS OF OPERATIONS

REVENUES

Revenues for the three-month period ended March 31, 2003 were $40.8 million compared to $25.3 million for the same period last year. This increase of $15.5 million or 61% comes mainly from the Biopharmaceutical segment with revenues totalling $12.5 million. The balance of $3 million comes from the Cosmetics & Nutrition (C&N) and the Distribution segments, representing an increase of 12% compared to the first quarter of 2002.

The acquisition of Frankfurt-based Zentaris, in December 2002, provided all of the revenues in the Biopharmaceutical segment for this first quarter. Revenues in this segment were generated by marketing of Cetrotide(R), milestone payments, research and development contract fees and the amortization of up-front payments.

OPERATING EXPENSES

The cost of sales during this quarter amounted to $23.2 million compared to $19.7 million for the same quarter in 2002. These costs are in direct proportion to corresponding revenues and their percentage does not vary significantly from last year's same quarter.

General, selling and administrative expenses amounted to $5.5 million during this quarter compared to $3.9 million in 2002. This increase is attributed to the Biopharmaceutical segment, for an amount of $1 million, as a result of the acquisition of Zentaris made last December. In addition, the C&N and Distribution segments increased their selling expenses by $0.6 million as a result of the increase in their sales force.


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Research and Development (R&D) investments, net of R&D tax credits and grants, amounted to $10.9 million during this quarter in comparison with $5.3 million last year. This increase is attributed to the acquisition of Zentaris, whereby the investment in R&D amounted to $5.6 million for this quarter. Therefore, the level of the investment for Neovastat, our lead antiangiogenic compound in oncology, was approximately the same as last year since the Phase III program is actively ongoing for renal cell carcinoma and non-small cell lung cancer. The residual amount of investment in R&D mainly relates to Cetrorelix, our lead compound in endocrinology, and to our recently acquired Zentaris drug discovery unit, including a 100,000 proprietary compound library.

Depreciation and amortization amounted to $2.5 million compared to $0.4 million for the same period in 2002. This significant increase is mainly related to the additional amortization on Zentaris technologies acquired in December 2002. The purchase price allocation will be completed during the next quarter and may result in being allocated from identified intangible assets, among others, to goodwill. We expect that the amortization expense for 2003 will increase significantly over that of the 2002 fiscal year due to the intangible additions incurred at the end of 2002.

The net loss for this quarter amounted to $4.8 million or $0.12 per share in 2003 compared to a net loss of $5.7 million or $0.17 per share for the same quarter in 2002. This reduction is the result of new income from Zentaris within our biopharmaceutical segment.

LIQUIDITY AND CAPITAL RESOURCES

The financial position of the Company remains strong with $52.4 million in cash and short-term investments as at March 31, 2003. During this quarter, a promissory note of $43 million was reimbursed, and a $25 million convertible term loan facility was closed with two strategic long-time partners. Furthermore, the Zentaris $40 million balance of purchase price was settled with Degussa AG.

During this quarter, an amount of $5.9 million was used for operating activities. Regarding the investment activities, the acquisition of a portion of Unipex Finance S.A. and long-lived assets amounted to $2.6 million.

RISK FACTORS

Economic and sector related risks are the same as those identified in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's 2002 Annual Report.


[SIGNATURE]

Dennis Turpin, CA
Vice President and Chief Financial Officer

This report contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

AETERNA LABORATORIES INC.

INTERIM CONSOLIDATED BALANCE SHEETS
(expressed in thousands of Canadian dollars)

                                                                    AS AT                     AS AT
                                                                  MARCH 31,                DECEMBER 31,
                                                                     2003                      2002
----------------------------------------------------------------------------------------------------------
                                                                 (UNAUDITED)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                     $      38,757            $       12,494
Short-term investments                                               13,623                    69,040
Accounts receivable                                                  40,572                    74,840
Inventory                                                            15,627                    16,335
Prepaid expenses and deferred charges                                 3,099                     2,041
Future income tax assets                                                320                     1,682
----------------------------------------------------------------------------------------------------------
                                                                    111,998                   176,432

PROPERTY, PLANT AND EQUIPMENT                                        21,035                    21,688
DEFERRED CHARGES                                                      1,253                     1,047
INTANGIBLE ASSETS                                                    88,849                    90,300
GOODWILL                                                             25,258                    24,252
FUTURE INCOME TAX ASSETS                                             15,930                    17,249
----------------------------------------------------------------------------------------------------------
                                                              $     264,323            $      330,968
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

LIABILITIES

CURRENT LIABILITIES
Promissory note                                               $           -            $       43,000
Accounts payable and accrued liabilities                             41,389                    42,557
Income taxes                                                          3,431                     3,783
Balance of purchase price                                                 -                    39,690
Current portion of long-term debt                                     3,096                     3,202
----------------------------------------------------------------------------------------------------------
                                                                     47,916                   132,232

DEFERRED REVENUES                                                    11,700                    12,438
CONVERTIBLE TERM LOANS                                               18,675                      -
LONG-TERM DEBT                                                        9,743                     9,969
EMPLOYEE FUTURE BENEFITS                                              6,131                     6,042
FUTURE INCOME TAX LIABILITIES                                        34,521                    35,275
NON-CONTROLLING INTEREST                                             24,024                    24,676
----------------------------------------------------------------------------------------------------------
                                                                    152,710                   220,632
----------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                                       153,527                   153,578
CONTRIBUTED SURPLUS                                                   7,179                       854
DEFICIT                                                             (49,698)                  (44,864)
CUMULATIVE TRANSLATION ADJUSTMENT                                       605                       768
----------------------------------------------------------------------------------------------------------
                                                                    111,613                   110,336
----------------------------------------------------------------------------------------------------------
                                                              $     264,323            $      330,968
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AETERNA LABORATORIES INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED MARCH 31, 2003 AND 2002
(expressed in thousands of Canadian dollars, except share and per share data)

                                                                                  QUARTERS ENDED MARCH 31,
UNAUDITED                                                                       2003                     2002
---------------------------------------------------------------------------------------------------------------
REVENUES
Sales                                                                 $        29,978          $        25,349
License income and research contract fees                                      10,835                        -
---------------------------------------------------------------------------------------------------------------
                                                                               40,813                   25,349
---------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Cost of sales                                                                  23,220                   19,683
General, selling and administrative                                             5,469                    3,914
R&D costs, net of tax credits and grants                                       10,886                    5,281
Depreciation and amortization
     Property, plant and equipment                                                860                      332
     Intangible assets                                                          1,643                      101
---------------------------------------------------------------------------------------------------------------
                                                                               42,078                   29,311
---------------------------------------------------------------------------------------------------------------
OPERATING LOSS                                                                 (1,265)                  (3,962)

Interest income                                                                   937                      470
Interest and financial expenses                                                  (793)                    (136)
Foreign exchange (loss) gain                                                     (387)                      14
---------------------------------------------------------------------------------------------------------------
LOSS BEFORE THE FOLLOWING                                                      (1,508)                  (3,614)

INCOME TAX EXPENSE                                                             (2,501)                  (1,165)
NON-CONTROLLING INTEREST                                                         (825)                    (872)
---------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                               $        (4,834)         $        (5,651)
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

BASIC AND DILUTED NET LOSS PER SHARE                                  $         (0.12)         $         (0.17)
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                              40,693,527               32,851,019
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
FOR THE PERIODS ENDED MARCH 31, 2003 AND 2002
(expressed in thousands of Canadian dollars, except share and per share data)

                                                                                  QUARTERS ENDED MARCH 31,
UNAUDITED                                                                       2003                     2002
---------------------------------------------------------------------------------------------------------------
BALANCE - BEGINNING OF PERIOD                                         $        44,864          $        19,082
---------------------------------------------------------------------------------------------------------------
Net loss for the period                                                         4,834                    5,651
---------------------------------------------------------------------------------------------------------------
BALANCE - END OF PERIOD                                               $        49,698          $        24,733
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AETERNA LABORATORIES INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED MARCH 31, 2003 AND 2002
(expressed in thousands of Canadian dollars, except share and per share data)

                                                                                  QUARTERS ENDED MARCH 31,
UNAUDITED                                                                       2003                     2002
---------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss for the period                                               $        (4,834)         $       (5,651)
Items not affecting cash and cash equivalents
     Depreciation and amortization                                              2,503                     433
     Future income taxes                                                        1,869                     704
     Deferred charges                                                              95                       -
     Deferred revenues                                                           (167)                      -
     Employee future benefits                                                      94                      17
     Non-controlling interest                                                     825                     872
Change in non-cash operating working capital items
     Accounts receivable                                                       (4,544)                 (7,854)
     Inventory                                                                    446                   1,256
     Prepaid expenses                                                          (1,364)                   (458)
     Accounts payable and accrued liabilities                                    (534)                  2,808
     Income taxes                                                                (334)                    272
--------------------------------------------------------------------------------------------------------------
                                                                               (5,945)                 (7,601)
--------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Repayment of promissory note                                                 (43,000)                       -
Convertible term loans                                                        25,000                        -
Payment of balance of purchase price                                          (2,358)                       -
Repayment of long-term debt                                                      (30)                    (896)
Issuance of share capital, net of related expenses                               (51)                      60
--------------------------------------------------------------------------------------------------------------
                                                                             (20,439)                    (836)
--------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Change in short-term investments                                              55,418                    8,020
Business acquisition (note 2)                                                 (2,339)                       -
Purchase of property, plant and equipment                                       (250)                  (1,396)
Additions to intangible assets                                                   (52)                     (87)
--------------------------------------------------------------------------------------------------------------
                                                                              52,777                    6,537
--------------------------------------------------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                       26,393                   (1,900)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                    (130)                    (123)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                               12,494                   11,994
--------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS - END OF PERIOD                            $        38,757           $        9,971
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------


ADDITIONAL INFORMATION
Interest paid                                                        $           121                      53
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

Income taxes paid                                                    $         1,159                     202
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AETERNA LABORATORIES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2003 AND 2002
(expressed in thousands of Canadian dollars, except share and per share data)

UNAUDITED
--------------------------------------------------------------------------------

1  BASIS OF PRESENTATION

These unaudited interim financial statements as at March 31, 2003 and for the periods ended March 31, 2003 and 2002, are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.


2  BUSINESS ACQUISITION

On January 13, 2003, the subsidiary Atrium Biotechnologies Inc. acquired 20,000 common shares of the outstanding capital stock of Unipex Finance S.A., increasing its interest in the latter to 76.11% (70.28% in 2002) for a cash consideration of $2,338,955. The excess of the purchase price over the net identifiable assets on the date of acquisition is $1,810,612 and is recorded as goodwill not deductible for income tax purposes.


3  COMPANY'S STOCK OPTION PLAN

The company has chosen not to use the fair value method to account for stock-based compensation costs arising from awards to employees but discloses the pro-forma information relating to net loss and loss per share as if the fair value method of accounting had been used.

                                                                                 Three months ended
                                                                                   March 31, 2003
                                                                                --------------------
Net loss for the period                                                         $       (4,834)
Pro-forma adjustment for stock-based compensation costs                                   (564)
                                                                                --------------------
Pro-forma net loss for the period                                                       (5,398)
                                                                                --------------------
                                                                                --------------------

Basic and diluted net loss per share                                            $        (0.12)
                                                                                --------------------
                                                                                --------------------
Pro-forma basic and diluted net loss per share                                  $        (0.13)
                                                                                --------------------
                                                                                --------------------


The pro-forma amounts may not be representation of future disclosure as the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future periods. Furthermore, these pro-forma amounts include a compensation cost based on a weighted-average grant date fair value of $2.12 per stock option for 299,251 stock options granted during the period as calculated using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 3.98 %, dividends of nil, an expected volatility of 57 % and an expected life of 3.8 years.


4   CONVERTIBLE TERM LOANS

The company issued convertible term loans in the aggregate principal amount of $25 million, bearing interest at an annual rate of 12%, payable annually or at maturity at the option of the company. These term loans are secured by all assets of the company with the exception of equipments and the shares of Atrium Biotechnologie Inc. The term loans mature on March 31, 2006 and are convertible at all time at the option of the holders in subordinate voting shares of the

AETERNA LABORATORIES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2003 AND 2002
(expressed in thousands of Canadian dollars, except share and per share data)

UNAUDITED
--------------------------------------------------------------------------------
company at a price of $ 5.05 per share. The equity component, which corresponds to the option of the holders to convert term loans into shares of the company, was valued at the date of the loans and is classified as contributed surplus.

AETERNA LABORATORIES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2003 AND 2002
(expressed in thousands of Canadian dollars, except share and per share data)

UNAUDITED
--------------------------------------------------------------------------------
5  SEGMENT INFORMATION

The company manages its business and evaluates performance based on three operating segments, which are the biopharmaceutical segment, the cosmetics and nutrition segment and the distribution segment. The accounting principles used for these three segments are consistent with those used in the preparation of these consolidated financial statements.

                                                                                        QUARTERS ENDED MARCH 31
                                                                                   ----------------------------------
                                                                                       2003                  2002
                                                                                   ----------------------------------
                                                                                   ----------------------------------
REVENUES

Biopharmaceutical                                                                  $        12,545       $        -
Cosmetics and nutrition                                                                      3,681            3,183
Distribution                                                                                25,199           22,166
Consolidated adjustments                                                                      (612)               -
---------------------------------------------------------------------------------------------------------------------
                                                                                      $     40,813       $   25,349
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

NET EARNINGS (LOSS) FOR THE PERIOD
Biopharmaceutical                                                                     $     (5,837)      $   (6,793)
Cosmetics and nutrition                                                                        749              793
Distribution                                                                                   401              330
Consolidated adjustments                                                                      (147)              19
---------------------------------------------------------------------------------------------------------------------
                                                                                      $     (4,834)      $   (5,651)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          AETERNA LABORATORIES INC.


DATE:  APRIL 30, 2003                     By:  /S/CLAUDE VADBONCOEUR
---------------------                          ---------------------------------
                                               Claude Vadboncoeur
                                               Vice President, Legal Affairs and
                                               Corporate Secretary